UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-10167

Westpac Banking Corporation

(Exact name of Company as specified in its charter)

275 Kent Street, Sydney, New South Wales 2000, Australia, (+61) 2 9155 7700

(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

2.850% Notes due May 13, 2026

1.150% Notes due June 3, 2026

Floating Rate Notes due June 3, 2026

2.700% Notes due August 19, 2026

4.600% Notes due October 20, 2026

Floating Rate Notes due October 20, 2026

3.350% Notes due March 8, 2027

4.043% Notes due August 26, 2027

5.457% Notes due November 18, 2027

3.400% Notes due January 25, 2028

5.535% Notes due November 17, 2028

1.953% Notes due November 20, 2028

5.050% Notes due April 16, 2029

Floating Rate Notes due April 16, 2029

2.650% Notes due January 16, 2030

4.354% Notes due July 1, 2030

Floating Rate Notes due July 1, 2030

2.150% Notes due June 3, 2031

4.322% Subordinated Notes due November 23, 2031

5.405% Subordinated Notes due August 10, 2033

6.820% Subordinated Notes due November 17, 2033

4.110% Subordinated Notes due July 24, 2034

2.668% Subordinated Notes due November 15, 2035

5.618% Subordinated Notes due November 20, 2035

3.020% Subordinated Notes due November 18, 2036

4.421% Subordinated Notes due July 24, 2039

2.963% Subordinated Notes due November 16, 2040

3.133% Subordinated Notes due November 18, 2041

5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities) Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Westpac Banking Corporation (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) following effectiveness of its registration statement on Form F-1, dated February 10, 1989, with respect to the Company’s American Depositary Shares (“ADSs”). The Company subsequently filed a Form 25 with the US Securities and Exchange Commission (the “Commission”) on January 21, 2022 to delist its ADSs from the New York Stock Exchange.

B.	The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F and has filed at least one annual report on Form 20-F under section 15(d) of the Exchange Act.

Item 2. Recent United States Market Activity

A.	The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) on July 1, 2025 pursuant to a registration statement on Form F-3ASR filed with the Commission on November 5, 2024.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The number of record holders on a worldwide basis as of January 6, 2026, which is within 120 days before the filing of this Form 15F, of each series of the Company’s registered debt securities set forth below, was:

Series of Debt Securities	Number of Record Holders Worldwide
2.850% Notes due May 13, 2026	62
1.150% Notes due June 3, 2026	57
Floating Rate Notes due June 3, 2026	30
2.700% Notes due August 19, 2026	64
4.600% Notes due October 20, 2026	44
Floating Rate Notes due October 20, 2026	24
3.350% Notes due March 8, 2027	74
4.043% Notes due August 26, 2027	59
5.457% Notes due November 18, 2027	62
3.400% Notes due January 25, 2028	76
5.535% Notes due November 17, 2028	63
1.953% Notes due November 20, 2028	72
5.050% Notes due April 16, 2029	60
Floating Rate Notes due April 16, 2029	22
2.650% Notes due January 16, 2030	48
4.354% Notes due July 1, 2030	50
Floating Rate Notes due July 1, 2030	29
2.150% Notes due June 3, 2031	61
4.322% Subordinated Notes due November 23, 2031	66
5.405% Subordinated Notes due August 10, 2033	60
6.820% Subordinated Notes due November 17, 2033	53
4.110% Subordinated Notes due July 24, 2034	52
2.668% Subordinated Notes due November 15, 2035	52
5.618% Subordinated Notes due November 20, 2035	45
3.020% Subordinated Notes due November 18, 2036	50
4.421% Subordinated Notes due July 24, 2039	41
2.963% Subordinated Notes due November 16, 2040	46
3.133% Subordinated Notes due November 18, 2041	39
5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities	33

The number of record holders on a worldwide basis of each series of the Company’s registered debt securities set forth above was determined on the basis of the securities position report dated January 6, 2026 of The Depository Trust Company.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), the Company published a notice disclosing its intent to voluntarily deregister with the Commission and, consequently, to terminate its duty to file reports under section 15(d) of the Exchange Act on March 5, 2026.

B.	The notice of March 5, 2026 was disseminated by PR Newswire and is attached to this Form 15F as Exhibit 99.1.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its website, https://www.westpac.com.au/.

PART III

Item 10. Exhibits

Exhibit 99.1	Media Release pursuant to Rule 12h-6(h), dated March 5, 2026.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Westpac Banking Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Westpac Banking Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

WESTPAC BANKING CORPORATION

Date:	May 1, 2026	By:	/s/ Jane Hogan
			Name:	Jane Hogan
			Title:	Authorized Representative

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